Exhibit 99.1

Investor Contact: Ngoc Nguyen (808) 546-3475 ngoc.nguyen@hawaiiantel.com	Media Contact: Su Shin (808) 546-2344 su.shin@hawaiiantel.com

For Immediate Release

Hawaiian Telcom Reports Second Quarter 2017 Results

Increased TV subscribers by 12 percent, recording 20th consecutive quarter of growth

Grew Next-Generation Network penetration on Oʻahu to over 24 percent

Successfully completed end-to-end testing of the SEA-US submarine cable system

Announced merger agreement with Cincinnati Bell, increasing scale and expanding growth opportunities

HONOLULU (Tuesday, August 8, 2017) -- Hawaiian Telcom Holdco, Inc. (NASDAQ: HCOM) reported financial results for its second quarter ended June 30.  The highlights are as follows:

•	Revenue totaled $91.3 million, resulting in Adjusted EBITDA(1) of $26.4 million.
•	Business VoIP revenue increased 13.4 percent year-over-year, driven by 14.2 percent growth in business VoIP lines.
•	Business strategic revenue(2) increased 14.3 percent over the last two years and now represents 40 percent of total business revenue.
•

TV revenue grew 8.1 percent year-over-year, driven by 12.0 percent subscriber growth, ending the quarter with over 43,200 Hawaiian Telcom TV subscribers.  Overall Next-Generation Network (NGN) penetration is over 24 percent, an increase from 22 percent in the same period the prior year.

•	Consumer strategic revenue(2) increased 5.8 percent over the last two years and now represents 52 percent of total consumer revenue.
•

Fiber-enabled 1,600 business addresses, 1,000 consumer households, and 300 CAF II locations in the quarter, bringing total fiber-enabled business addresses to 8,600, total NGN households on O‘ahu to 204,000, and 1,200 CAF II enabled locations on the neighbor islands.

•	Incurred a net loss of $3.5 million, or $0.30 per diluted share for the quarter, primarily related to $4.8 million in costs associated with the refinancing of our credit facility in May.
•	Successfully completed end-to-end testing of the SEA-US transpacific fiber system linking Southeast Asia and the United States. Ready for Service is expected in August 2017.

“We are excited about the opportunity to combine with Cincinnati Bell and further our strategy of investing for the future,” said Scott K. Barber, Hawaiian Telcom’s president and CEO.  “Over the past six years, we have significantly expanded the reach and density of our next-generation fiber network, launched innovative IP-based products and services, and as a result, strengthened our competitive position and transformed our growth profile.  This merger will bring together two companies with nearly identical transformation and operating strategies as well as philosophies, cultures and customer focus.  We look forward to leveraging the combined scale and expanded product offerings, sharing best practices and resources, continuing to invest in our next-generation fiber network statewide, and creating future growth opportunities. We believe this is a great combination for our shareholders, customers, employees, and our communities.

“We are also proud of this significant achievement for the landmark SEA-US project, the first transpacific submarine fiber cable system directly connecting Indonesia, the Philippines, Guam, Hawai‘i and the continental U.S.  Our $25 million investment in this system has proved to be an outstanding investment with nearly $30 million of capacity sales to date and additional capacity remaining to be monetized.  Our joint ownership and operation of this cable also enables us to cost-effectively meet our own future IP bandwidth needs.  With this investment, we have furthered our strategy to invest in our network, providing our company, our customers and our community with significant expansion potential beyond Hawai‘i, and the unique opportunity to continue to transform our business,” concluded Barber.

Second Quarter 2017 Results

Second quarter revenue was $91.3 million, compared to $99.5 million in the second quarter of 2016.  The year-over-year decrease was due to one-time revenues from a large government agency recorded in the second quarter of 2016, lower enterprise equipment sales, and revenue declines associated with legacy voice and low-bandwidth Internet services offsetting revenue increases from consumer video, business VoIP, and high-bandwidth business and consumer Internet services.  Adjusted EBITDA was $26.4 million, resulting in an Adjusted EBITDA margin of 28.9 percent.

Net loss for the second quarter was $3.5 million, or $0.30 per diluted share, primarily related to $4.8 million in costs associated with the refinancing of our credit facility in the second quarter.

Business Revenue

Second quarter business revenue totaled $41.7 million, down $5.0 million from the same period a year ago, primarily due to $3.5 million in non-recurring revenues associated with a large government agency recorded in the second quarter of 2016 and lower year-over-year equipment revenue mostly related to one-time equipment sales for a large hospitality customer in the prior year period.  Additionally, the year-over-year decline in legacy voice and low-bandwidth Internet services contributed to the decline in business revenue.  These decreases were partly offset by a 13.4 percent year-over-year increase in business VoIP revenue driven by higher demand for Hawaiian Telcom’s hosted voice and data bundle.

To support the growing demand for data bandwidth and cloud adoption, the Company deployed fiber GPON technology to further leverage its Next-Generation Network to nearly 1,600 additional small business addresses in the quarter, providing customers access to 1 Gigabit Internet service.  This brings Hawaiian Telcom’s total fiber-GPON-enabled business addresses to approximately 8,600 at the end of the second quarter.

Second quarter business strategic revenue, excluding one-time revenues related to the large government agency mentioned above, was consistent with the prior year period.  Business strategic revenue now represents 40 percent of total reported business revenue, compared to 34 percent in the same period two years ago.

Consumer Revenue

Second quarter consumer revenue totaled $33.8 million, compared to $36.0 million in the second quarter of 2016.  Revenue growth in the quarter from Hawaiian Telcom TV and high-bandwidth fiber Internet services was more than offset by the year-over-year revenue decline in consumer legacy voice and low-bandwidth copper Internet services.  Second quarter consumer strategic revenue increased nearly 1 percent year-over-year and now represents 52 percent of total consumer revenue, up from 45 percent in the same period two years ago.

Hawaiian Telcom TV continued to be the driver of revenue growth in the consumer channel.  Video services revenue grew 8.1 percent year-over-year to $10.8 million for the quarter and has become a $44 million and growing annualized revenue stream.  Video subscribers grew 12.0 percent during the same period and the Company ended the second quarter with approximately 43,200 subscribers in service.  When combined with approximately 6,000 additional Internet subscribers on our NGN footprint that do not have TV service, the penetration rate in our NGN footprint is over 24 percent, an increase from 22 percent in the same period in the prior year.  During the second quarter, the Company fiber-enabled 1,000 additional consumer households on O‘ahu, including success-based bulk MDU units and greenfield single-family homes, bringing total NGN households to 204,000, or approximately two-thirds of total marketable households on O‘ahu.

Customer demand for Hawaiian Telcom Internet continued to be driven by TV attachment and higher data speeds.  As of June 30, 2017, approximately 95 percent of all video subscribers had double- or triple-play bundles with Internet.  On Oʻahu, where the focus of the Company’s NGN fiber investment has been and where Hawaiian Telcom TV service is offered, total number of Internet subscribers continues to increase year-over-year.  In the second quarter, the number of Oʻahu Internet subscribers attached to TV grew 13.4 percent year-over-year and now represents 58 percent of total Oʻahu Internet subscribers, up from 43 percent in the same period two years ago.  Customer adoption of higher speed offerings also continued to grow.  The number of Internet subscribers on packages with 21 Mbps to 1 Gbps speeds in the second quarter grew 16.5 percent year-over-year.  Internet services revenue for the second quarter decreased $0.7 million from the same period a year ago as a result of the combined effect of promotional pricing and a decline in low-bandwidth copper Internet subscribers.

Wholesale Revenue

Second quarter wholesale revenue totaled $12.6 million, a decline of $0.6 million compared to second quarter 2016.  The revenue growth from wholesale high-bandwidth Ethernet services on multi-year contracts was more than offset by the revenue decline from certain wholesale customers disconnecting low-bandwidth, less efficient legacy circuits on month-to-month service, as well as reductions in rates for certain wireless carriers in exchange for extended terms.

Operating Expenses

Operating expenses, exclusive of non-cash and special items which are excluded from our Adjusted EBITDA calculation, decreased $3.9 million year-over-year to $64.9 million in the second quarter.  The decrease was primarily due to lower wage costs, reduced costs of plant maintenance, and decreased cost of goods as a result of lower levels of equipment sales.  These decreases were partially offset by higher video content costs from increasing numbers of TV subscribers.

Capital Expenditures and Liquidity

Capital expenditures totaled $52.6 million for the first six months ended June 30, 2017, consistent with the same period in the prior year.  Approximately 90 percent of total capital expenditures in the first half of 2017 was directed towards growth and expansion initiatives, which included payments on the transpacific undersea cable system, Connect America Fund build out, spending on fiber-to-the-business initiative, as well as success-based spending to support the growth of the Company’s next-generation services.  Overall, the level of capital expenditures for 2017 is expected to be lower than in 2016 and in the high-$80 million range.

As of June 30, 2017, the Company had $25.9 million in cash and cash equivalents compared to $15.8 million at the end of 2016.  The increase in cash is primarily related to our new term loan financing in the second quarter.  Net Debt(3) was $288.0 million, resulting in a Net Leverage Ratio(4) as of June 30, 2017 of 2.6x.  Levered Free Cash Flow(5)  for the first half of 2017 was negative $7.3 million.

Conference Call

The Company will host a conference call to discuss its second quarter 2017 results at 8:00 a.m. (Hawaii Time), or 2:00 p.m. (Eastern Time) on Tuesday, August 8, 2017.  The accompanying slide presentation will be available from the Investor Relations section of the Company’s website at hawaiiantel.com prior to the call.

To access the call, participants should dial (877) 456-0428 (US/Canada), or (615) 247-0082 (International) ten minutes prior to the start of the call and provide passcode 58764060.

A live webcast of the conference call will be available from the Investor Relations section of the Company’s website at hawaiiantel.com.  The webcast will be archived at the same location.

A telephonic replay of the conference call will be available two hours after the conclusion of the call until 5:00 p.m. (Eastern Time) August 15, 2017.  Access the replay by dialing (855) 859-2056 or (404) 537-3406 and entering passcode 58764060.

Use of Non-GAAP Financial Measures

This press release contains information about adjusted earnings before interest, taxes, depreciation and amortization (Adjusted EBITDA), Net Debt, Net Leverage Ratio and Levered Free Cash Flow. These are non-GAAP financial measures used by Hawaiian Telcom management when evaluating results of operations. Management believes these measures also provide users of the financial statements with additional and useful comparisons of current results of operations with past and future periods. Non-GAAP financial measures should not be construed as being more important than comparable GAAP measures. Detailed reconciliations of Adjusted EBITDA, Net Debt, Net Leverage Ratio and Levered Free Cash Flow to comparable GAAP financial measures have been included in the tables distributed with this release and are available in the Investor Relations section of hawaiiantel.com.

Forward-Looking Statements

In addition to historical information, this release includes certain statements and predictions that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  In particular, any statement, projection or estimate that includes or references the words “believes”, “anticipates”, “intends”, “expected”, or any similar expression falls within the safe harbor of forward-looking statements contained in the Reform Act.  Actual results or outcomes may differ materially from those indicated or suggested by any such forward-looking statement for a variety of reasons, including, but not limited to: failures in Hawaiian Telcom’s critical back office systems and IT infrastructure; breach of the our data security systems; increases in the amount of capital expenditures required to execute our business plan; the loss of certain outsourcing agreements, or the failure of any third party to perform under these agreements; our ability to sell capacity on the new submarine fiber cable project; adverse changes to applicable laws and regulations; the failure to adequately adapt to technological changes in the telecommunications industry, including changes in consumer technology preferences; adverse economic conditions in Hawai‘i; the availability of lump sum distributions under our union pension plan; limitations on the ability to utilize net operating losses due to an ownership change under Internal Revenue Code Section 382; the inability to service our indebtedness; limitations imposed on our business from restrictive covenants in the credit agreements; severe weather conditions and natural disasters; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement with Cincinnati Bell or conditions to the closing of the merger may not be satisfied or waived; the failure to obtain the approval of the Company’s stockholders or the failure to satisfy the closing conditions; risks related to disruption of management’s attention from the Company’s ongoing business operations due to the proposed merger; the effect of the announcement of the merger on the ability of the Company to retain and hire key personnel, maintain relationships with its customers and suppliers, and operating results and business generally; the transaction may involve unexpected costs, liabilities or delays; the Company’s business may suffer as a result of the uncertainty surrounding the transaction; the outcome of any legal proceeding relating to the transaction; the Company may be adversely affected by other economic, business and/or competitive factors; and other risks to consummation of the transaction, including the risk that the transaction will not be consummated within the expected time period or at all.  More information on potential risks and uncertainties is available in recent filings with the Securities and Exchange Commission, including Hawaiian Telcom’s 2016 Annual Report on Form 10-K. The information contained in this release is as of August 8, 2017. It is anticipated that subsequent events and developments may cause estimates to change, and the Company undertakes no duty to update forward-looking statements.

Additional Information and Where to Find It

In connection with the proposed merger, Hawaiian Telcom intends to file a preliminary proxy statement and file or furnish other relevant materials with the Securities and Exchange Commission (the “SEC”).  Once the SEC completes its review of the preliminary proxy statement, a definitive proxy statement and a form of proxy will be filed with the SEC and mailed to the stockholders of Hawaiian Telcom.  Cincinnati Bell also intends to file with the SEC a registration statement on Form S-4 in connection with the merger, which will include the definitive proxy statement and a prospectus with respect to Cincinnati Bell’s common shares to be issued in connection with the merger.  BEFORE MAKING ANY VOTING DECISION, HAWAIIAN TELCOM’S STOCKHOLDERS ARE

URGED TO READ THE PROXY STATEMENT IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER (INCLUDING, BUT NOT LIMITED TO, THE REGISTRATION STATEMENT ON FORM S-4 FILED BY CINCINNATI BELL) OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT (IF ANY) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER AND THE PARTIES TO THE PROPOSED MERGER.  Investors and stockholders may obtain a free copy of documents filed by Hawaiian Telcom and/or Cincinnati Bell with the SEC at the SEC’s website at http://www.sec.gov.  In addition, investors and stockholders may obtain a free copy of Hawaiian Telcom’s filings with the SEC from Hawaiian Telcom’s website at http://ir.hawaiiantel.com or by directing a request to: Hawaiian Telcom Holdco, Inc., 1177 Bishop Street, Honolulu, HI 96813, Attention: Secretary, (808) 546-4511.  Investors and stockholders may obtain a free copy of Cincinnati Bell’s filings with the SEC from Cincinnati Bell’s website at http://investor.cincinnatibell.com or by directing a request to: Cincinnati Bell Inc., 221 East Fourth Street, Cincinnati, OH 45202, Attention: Corporate Secretary, (513) 397-9900.

Participants in the Solicitation

Hawaiian Telcom, Cincinnati Bell and their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies from stockholders of Hawaiian Telcom in favor of the proposed merger.  Information about Hawaiian Telcom’s directors and executive officers and their ownership of Hawaiian Telcom’s common stock is set forth in Hawaiian Telcom’s annual report on Form 10-K for the fiscal year ended December 31, 2016, as filed with the SEC on March 14, 2017, and its definitive proxy statement for its 2017 annual meeting of stockholders, as filed with the SEC on Schedule 14A on March 14, 2017.  Information about Cincinnati Bell’s directors and executive officers is set forth in its definitive proxy statement for its 2017 annual meeting of shareholders, which was filed with the SEC on March 24, 2017. These documents are available free of charge from the sources indicated above. Certain directors, executive officers and employees of Hawaiian Telcom and Cincinnati Bell may have direct or indirect interests in the proposed merger due to securities holdings, vesting of equity awards and rights to severance payments. Additional information regarding the direct and indirect interests of these individuals and other persons who may be deemed to be participants in the solicitation will be included in the proxy statement, the registration statement and other relevant materials with respect to the merger that Hawaiian Telcom and Cincinnati Bell intend to file with the SEC and furnish to the Company’s stockholders.

No Offer or Solicitation

The information in this communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended and otherwise in accordance with applicable law.

About Hawaiian Telcom

Hawaiian Telcom (NASDAQ: HCOM), headquartered in Honolulu, is Hawai‘i’s Technology Leader, providing integrated communications, broadband, data center and entertainment solutions for business and residential customers. With roots in Hawai‘i beginning in 1883, the Company offers a full range of services including Internet, video, voice, wireless, data network solutions and security, colocation, and managed and cloud services supported by the reach and reliability of its next generation fiber network and a 24/7 state-of-the-art network operations center. With employees statewide sharing a commitment to innovation and a passion for delivering superior service, Hawaiian Telcom provides an Always OnSM customer experience. For more information, visit hawaiiantel.com.

(1)  Adjusted EBITDA is a non-GAAP measure defined by the Company as Net Income plus interest expense (net of interest income and other), income taxes, depreciation and amortization, gain on sale of property, non-cash stock and other performance-based compensation, SystemMetrics earn-out, pension settlement loss, severance costs and other special items.  The Company believes this non-GAAP measure is a meaningful performance measure for investors because it is used by our Board and management to evaluate performance, enhance comparability between periods and make operating decisions.  Our use of Adjusted EBITDA may not be comparable to similarly titled measures used by other companies in the telecommunications industry.  A detailed reconciliation of Adjusted EBITDA to comparable GAAP financial measures has been included in the table distributed with this release.

(2)  Business strategic revenue, as defined by the Company, includes data services and hosted and managed services revenues.  Data services include high-bandwidth data products such as Ethernet, Routed Network Services, Dedicated Internet Access, along with traditional High-Speed Internet for business customers, VoIP, and legacy data services such as ATM and Frame Relay.  Business VoIP, also referred to as BVoIP, is a unified hosted communications solution for business that includes digital voice services bundled with Internet service.  Hosted and managed services include physical colocation, virtual colocation, security, cloud services, professional services, network management and network installation related services.  Consumer strategic revenue, as defined by the Company, includes video services and consumer Internet services revenues.

(3)  Net Debt provides a useful measure of liquidity and financial health. The Company defines Net Debt as the sum of the face amount of short-term and long-term debt and unamortized premium and/or discount, offset by cash and cash equivalents.  A detailed reconciliation of Net Debt has been included in the tables distributed with this release.

(4)  Net Leverage Ratio is defined by the Company as Net Debt divided by Last Twelve Months Adjusted EBITDA.  A detailed reconciliation of Net Leverage Ratio has been included in the tables distributed with this release.

(5)  Levered Free Cash Flow provides a useful measure of operational performance and liquidity.  The Company defines Levered Free Cash Flow as Adjusted EBITDA less cash interest expense and capital expenditures.  A detailed reconciliation of Levered Free Cash Flow has been included in the tables distributed with this release.

(6)  Beginning in the first quarter of 2017, the Company no longer reports data center services as a separate segment and a separate revenue line item in the business channel.  This is as a result of the Company’s evolving strategy to increase emphasis on bundling of strategic communications services to customers as well as maximize the efficiency benefits of an integrated operation.  Data center services revenue has been reclassified to the appropriate revenue line items in the business channel.  Prior period information has been revised to reflect the current presentation.

Hawaiian Telcom Holdco, Inc.

Consolidated Statements of Income (Loss)

(Unaudited, dollars in thousands, except per share amounts)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2017	2016	2017	2016
Operating revenues	$91,298	$99,541	$185,808	$198,335
Operating expenses:
Cost of revenues (exclusive of depreciation and amortization)	40,181	40,605	81,372	83,084
Selling, general and administrative	26,608	29,554	58,003	59,419
Depreciation and amortization	21,742	22,493	43,012	44,443
Total operating expenses	88,531	92,652	182,387	186,946
Operating income	2,767	6,889	3,421	11,389
Other income (expense):
Interest expense	(3,819)	(4,484)	(7,812)	(8,724)
Loss on early extinguishment of debt	(4,826)	—	(4,826)	—
Total other expense	(8,645)	(4,484)	(12,638)	(8,724)
Income (loss) before income tax provision (benefit)	(5,878)	2,405	(9,217)	2,665
Income tax provision (benefit)	(2,402)	960	(3,788)	1,066
Net income (loss)	$(3,476)	$1,445	$(5,429)	$1,599
Net income (loss) per common share -
Basic	$(0.30)	$0.13	$(0.47)	$0.14
Diluted	$(0.30)	$0.13	$(0.47)	$0.14
Weighted average shares used to compute net income (loss) per common share -
Basic	11,587,963	11,511,591	11,558,667	11,493,712
Diluted	11,587,963	11,525,850	11,558,667	11,523,215

Hawaiian Telcom Holdco, Inc.

Consolidated Balance Sheets

(Unaudited, dollars in thousands, except per share amounts)

	June 30,	December 31,
	2017	2016
Assets
Current assets
Cash and cash equivalents	$25,854	$15,821
Receivables, net	28,030	33,377
Material and supplies	7,127	8,090
Prepaid expenses	5,898	4,093
Other current assets	7,292	7,229
Total current assets	74,201	68,610
Property, plant and equipment, net	601,332	595,997
Intangible assets, net	31,877	32,728
Goodwill	12,104	12,104
Deferred income taxes, net	88,528	92,171
Other assets	2,462	2,311
Total assets	$810,504	$803,921
Liabilities and Stockholders’ Equity
Current liabilities
Current portion of long-term debt	$10,250	$3,000
Accounts payable	47,920	53,506
Accrued expenses	10,433	15,293
Advance billings and customer deposits	15,095	15,013
Other current liabilities	6,822	6,327
Total current liabilities	90,520	93,139
Long-term debt	303,636	281,699
Employee benefit obligations	85,367	105,930
Other liabilities	17,324	18,239
Total liabilities	496,847	499,007
Commitments and contingencies (Note 11)
Stockholders’ equity
Common stock, par value of $0.01 per share, 245,000,000 shares authorized and 11,587,963 and 11,513,279 shares issued and outstanding at June 30, 2017 and December 31, 2016, respectively	116	115
Additional paid-in capital	181,135	179,958
Accumulated other comprehensive loss	(22,774)	(35,218)
Retained earnings	155,180	160,059
Total stockholders’ equity	313,657	304,914
Total liabilities and stockholders’ equity	$810,504	$803,921

Hawaiian Telcom Holdco, Inc.

Consolidated Statements of Cash Flows

(Unaudited, dollars in thousands)

	Six Months Ended
	June 30,
	2017	2016
Cash flows from operating activities:
Net income (loss)	$(5,429)	$1,599
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	43,012	44,443
Deferred financing amortization	888	1,005
Loss on early extinguishment of debt	4,826	—
Employee retirement benefits	(420)	(3,896)
Provision for uncollectible receivables	1,788	2,139
Stock based compensation	1,273	1,141
Deferred income taxes	(3,506)	1,377
Changes in operating assets and liabilities:
Receivables	3,559	1,477
Material and supplies	963	(104)
Prepaid expenses and other current assets	(1,868)	(2,594)
Accounts payable and accrued expenses	(3,579)	6,837
Advance billings and customer deposits	82	(1,593)
Other current liabilities	648	(385)
Other	(1,681)	(157)
Net cash provided by operating activities	40,556	51,289
Cash flows from investing activities:
Capital expenditures	(52,630)	(52,898)
Net cash used in investing activities	(52,630)	(52,898)
Cash flows from financing activities:
Proceeds from borrowing	330,000	—
Proceeds from installment financing	1,260	1,698
Repayment of capital lease and installment financing	(2,225)	(1,707)
Repayment of debt	(300,138)	(1,500)
Refinancing costs	(6,295)	(688)
Taxes paid related to net share settlement of equity awards	(495)	(351)
Net cash provided by (used in) financing activities	22,107	(2,548)
Net change in cash, cash equivalents and restricted cash	10,033	(4,157)
Cash, cash equivalents and restricted cash, beginning of period	21,146	34,137
Cash, cash equivalents and restricted cash, end of period	$31,179	$29,980

Hawaiian Telcom Holdco, Inc.

Revenue by Category and Channel (6)

(Unaudited, dollars in thousands)

For Three Months

	Three Months Ended
	June 30,		Change
	2017	2016	Amount	Percentage
Business
Data services:
Ethernet and routed network services	$4,336	$4,373	$(37)	(0.8)%
Dedicated Internet access	2,086	5,424	(3,338)	(61.5)%
Internet services	3,313	3,399	(86)	(2.5)%
BVoIP	3,577	3,154	423	13.4%
Legacy data services	1,690	1,687	3	0.2%
Total data services	15,002	18,037	(3,035)	(16.8)%
Voice services	20,733	21,751	(1,018)	(4.7)%
Hosted and managed services	1,642	1,706	(64)	(3.8)%
Equipment and related services	4,274	5,178	(904)	(17.5)%
	41,651	46,672	(5,021)	(10.8)%
Consumer
Video services	10,806	9,997	809	8.1%
Internet services	6,619	7,328	(709)	(9.7)%
Voice services	16,406	18,627	(2,221)	(11.9)%
	33,831	35,952	(2,121)	(5.9)%
Wholesale carrier data	12,601	13,172	(571)	(4.3)%
Other	3,215	3,745	(530)	(14.2)%
	$91,298	$99,541	$(8,243)	(8.3)%

For Six Months

	Six Months Ended
	June 30,		Change
	2017	2016	Amount	Percentage
Business
Data services:
Ethernet and routed network services	$9,127	$8,501	$626	7.4%
Dedicated Internet access	4,689	8,943	(4,254)	(47.6)%
Internet services	6,667	6,961	(294)	(4.2)%
BVoIP	6,903	6,061	842	13.9%
Legacy data services	3,233	3,955	(722)	(18.3)%
Total data services	30,619	34,421	(3,802)	(11.0)%
Voice services	41,991	44,164	(2,173)	(4.9)%
Hosted and managed services	3,174	3,287	(113)	(3.4)%
Equipment and related services	9,717	9,643	74	0.8%
	85,501	91,515	(6,014)	(6.6)%
Consumer
Video services	21,400	19,424	1,976	10.2%
Internet services	13,300	15,053	(1,753)	(11.6)%
Voice services	33,393	37,682	(4,289)	(11.4)%
	68,093	72,159	(4,066)	(5.6)%
Wholesale carrier data	25,430	26,934	(1,504)	(5.6)%
Other	6,784	7,727	(943)	(12.2)%
	$185,808	$198,335	$(12,527)	(6.3)%

Hawaiian Telcom Holdco, Inc.

Schedule of Adjusted EBITDA Calculation

(Unaudited, dollars in thousands)

	Three Months Ended		Six Months Ended		LTM Ended
	June 30,		June 30,		June 30,
	2017	2016	2017	2016	2017
Net income (loss)	$(3,476)	$1,445	$(5,429)	$1,599	$(5,922)
Income tax provision (credit)	(2,402)	960	(3,788)	1,066	(4,263)
Interest expense and other income and expense, net	8,645	4,484	12,638	8,724	21,009
Operating income	2,767	6,889	3,421	11,389	10,824
Depreciation and amortization	21,742	22,493	43,012	44,443	88,485
Non-cash stock and other performance-based compensation	731	789	1,456	1,568	2,834
SystemMetrics earn-out	32	216	32	731	66
Pension settlement loss	314	—	2,270	—	3,547
Early retirement plan severance	—	—	1,743	—	1,743
Other special items	839	396	1,553	786	3,054
Adjusted EBITDA	$26,425	$30,783	$53,487	$58,917	$110,553

Hawaiian Telcom Holdco, Inc.

Schedule of Levered Free Cash Flow

(Unaudited, dollars in thousands)

	Three Months Ended		Six Months Ended		LTM Ended
	June 30,		June 30,		June 30,
	2017	2016	2017	2016	2017
Adjusted EBITDA	$26,425	$30,783	$53,487	$58,917	$110,553
Cash interest expense	(4,579)	(3,858)	(8,116)	(6,350)	(15,472)
Capital expenditures	(25,388)	(24,759)	(52,630)	(52,898)	(97,573)
Levered Free Cash Flow	$(3,542)	$2,166	$(7,259)	$(331)	$(2,492)

Hawaiian Telcom Holdco, Inc.

Schedule of Net Leverage Ratio

(Unaudited, dollars in thousands)

Long-term debt as of June 30, 2017	$313,886
Less cash on hand	(25,854)
Total net debt as of June 30, 2017	$288,032

LTM Adjusted EBITDA as of June 30, 2017	$110,553
Net leverage ratio as of June 30, 2017	2.6	x

Hawaiian Telcom Holdco, Inc.

Volume Information

(Unaudited)

	June 30,		Change
	2017	2016	Number	Percentage
Business
Data lines	18,917	19,851	(934)	(4.7)%
BVoIP lines	20,666	18,101	2,565	14.2%
Voice access lines	155,743	163,860	(8,117)	(5.0)%

Consumer
Video subscribers	43,235	38,593	4,642	12.0%
Internet lines	90,073	91,820	(1,747)	(1.9)%
Voice access lines	127,134	143,441	(16,307)	(11.4)%
Homes enabled for video	204,000	198,000	6,000	3.0%

	June 30,	March 31,	Change
	2017	2017	Number	Percentage
Business
Data lines	18,917	19,341	(424)	(2.2)%
BVoIP lines	20,666	20,034	632	3.2%
Voice access lines	155,743	158,621	(2,878)	(1.8)%

Consumer
Video subscribers	43,235	42,771	464	1.1%
Internet lines	90,073	90,693	(620)	(0.7)%
Voice access lines	127,134	131,142	(4,008)	(3.1)%
Homes enabled for video	204,000	203,000	1,000	0.5%